UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
EchoStar Holding Corporation
(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)
278768 106

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Charles W. Ergen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP :
(a) ☐
(b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		41,710,699 VOTING SHARES (1) 160,000 SIXTY DAY SHARES (2)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By		247 OTHER SHARES (3)

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		41,710,699 VOTING SHARES (1) 160,000 SIXTY DAY SHARES (2)

With	10	SHARED DISPOSITIVE POWER

247 OTHER SHARES (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

41,870,946

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 50.0% (4)

14	TYPE OF REPORTING PERSON

IN

(1)	“Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Holding Corporation (“EHC”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 89,730 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,704 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in his 401(k) Employee Savings Plan; (iii) 5,435 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 41,611,830 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2)	“Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3)	“Other Shares” represent (i) 47 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 200 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.

(4)	Based on 42,025,078 shares of Class A Common Stock outstanding on January 1, 2008 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 46.67%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 80.22% of the voting power of EHC (assuming no conversion of the Class B Common Stock).

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ITEM 1. Security and Issuer
     This Schedule 13D relates to shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”) of EchoStar Holding Corporation, a Nevada corporation formed in October 2007 (“EHC”). The principal executive offices of EHC are located at 90 Inverness Circle East, Englewood, CO 80112.
ITEM 2. Identity and Background
Mr. Ergen’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of EchoStar Communications Corporation (“ECC”) and Chairman of the Board of Directors and Chief Executive Officer of EHC, and his principal address is 90 Inverness Circle East, Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     On January 1, 2008, Mr. Ergen acquired beneficial ownership of 259,116 shares of Class A Common stock and 41,611,830 shares of Class B Common Stock as a result of the spin-off of ECC’s technology and certain infrastructure assets (the “Spin-Off”). In connection with the Spin-Off, ECC distributed one share of EHC’s Class A Common Stock or Class B Common Stock, as the case may be, for every five shares of the same class of ECC’s common stock held as of December 27, 2007, the record date for the Spin-Off. Prior to completion of the Spin-Off, EHC was a wholly-owned subsidiary of ECC. Mr. Ergen expects in the future to acquire shares of Class A Common Stock of EHC pursuant to EHC’s employee compensation, benefit or similar plans. Pursuant to the provisions of the agreements entered into in connection with the Spin-Off, stock options of ECC (the “Old Equity Awards”) held by Mr. Ergen and other ECC employees were converted into stock options of ECC and EHC pursuant to a conversion formula described in the Registration Statement on Form 10 of EHC filed with the Securities and Exchange Commission on December 28, 2007, that was intended to preserve the intrinsic value of ECC’s equity awards prior to the Spin-Off. Except for adjustments made in connection with the conversion, the new EHC equity awards have substantially the same terms, including among other things the expiration date and vesting schedule, as the Old Equity Awards from which they were converted.
     Mr. Ergen may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by Mr. Ergen.
ITEM 4. Purpose of Transaction
     As described in Item 3 above, Mr. Ergen acquired the Common Stock of EHC as a result of the Spin-Off. Mr. Ergen beneficially owns shares for general investment purposes.
     Except as noted in public filings by ECC or EHC, Mr. Ergen has no plans which would result in the implementation of any of the enumerated actions listed in paragraphs (a) – (j) of Item 4 (although Mr. Ergen reserves the right to develop such plans). However, as Chairman and Chief Executive Officer of EHC, Mr. Ergen regularly explores potential actions and transactions that may be advantageous to EHC, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of EHC.
ITEM 5. Interest in Securities of the Issuer.
     (a) and (b). Mr. Ergen beneficially owns securities convertible into or exercisable for, 41,870,946 shares of Class A Common Stock representing 49.97% of the outstanding EHC Class A Common Stock after giving effect

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to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include: (i) 89,730 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,704 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in his 401(k) Employee Savings Plan; (iii) the right to acquire 160,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock option; (iv) 47 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 200 shares of Class A Common Stock held in Mrs. Ergen’s 401(k) Plan; (vi) 5,435 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (vii) 41,611,830 Class A Shares issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 41,870,699 shares and holds sole dispositive power with respect to 41,710,699 shares.
     (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.
     (d) Not applicable.
     (e) Not applicable.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Ergen is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits.
None.

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SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
Dated: January 11, 2008	/s/ Charles W. Ergen
Charles W. Ergen

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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